S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  4-07

             May 2, 2007

SAMEX OPTIONS ADDITIONAL CONCESSIONS AT INCA PROJECT, CHILE

SAMEX has signed an option agreement to purchase additional mineral concessions situated within the INCA project area in Chile.  Under the option, SAMEX can purchase 100% interest in mineral concessions covering 21 hectares by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows:

i)

US$50,000 upon signing the Option Agreement (which has been paid);

ii)

US$50,000 by April 9, 2008; and

iii)

US$80,000 by April 9, 2009.

There is no royalty payable on these concessions.

Since recognizing the potential of the INCA project area and surrounding district, SAMEX has been systematically acquiring mineral concessions in the area by staking, purchase at government auction, or option-to-purchase agreements.  The Company holds rights to more than 11,500 hectares of mineral concessions at the INCA project.

Over the past several weeks, bulldozer trenching and road-building has been in progress at the INCA project in preparation for the up-coming exploration drill program.  SAMEX is conducting exploration at the INCA project with the objective of discovering large porphyry copper-gold-silver-molybdenum deposits.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.